UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PAR PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69888T108

(CUSIP Number)

Jonathan D Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 69888T108	Page 2 of 8 Pages

1.	Name of Reporting Persons. ZCOF PAR PETROLEUM HOLDINGS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,959,328
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,959,328
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,959,328
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 151,823,993 shares of Common Stock outstanding on May 3, 2013, based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 and 3,959,328 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

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CUSIP No. 69888T108	Page 3 of 8 Pages

1.	Name of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,359,319
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,359,319
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,359,319
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 151,823,993 shares of Common Stock outstanding on May 3, 2013, based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 and 3,959,328 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

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CUSIP No. 69888T108	Page 4 of 8 Pages

1.	Name of Reporting Persons. ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,359,319
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,359,319
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,359,319
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 151,823,993 shares of Common Stock outstanding on May 3, 2013, based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 and 3,959,328 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

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EXPLANATORY NOTE: This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”) of Par Petroleum Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 1301 McKinney, Suite 2025, Houston, Texas 77010. This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 10, 2012 (the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As further described in Item 4 below, on June 14, 2013, Holdings and certain other accredited investors (each an “Investor” and collectively, the “Investors”) entered into a commitment letter with the Issuer (the “Commitment Letter”) pursuant to which the Investors committed to purchase from the Issuer, in connection with the Acquisition (as defined in Item 4 below), an aggregate of $200,000,000 of shares of Common Stock of the Issuer at a price of $1.39 per share in a private placement transaction. Pursuant to the Commitment Letter, Holdings has committed $62.3 million for the purchase of 44,829,205 shares of Common Stock of the Issuer. The source of the funds for this purchase will be cash on hand and capital contributions to the Master Fund.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 17, 2013, a wholly-owned subsidiary (the “Buyer”) of the Issuer entered into a membership interest purchase agreement (the “Purchase Agreement”) with Tesoro Corporation, a Delaware corporation (the “Seller”), and solely for the limited purposes set forth in the Purchase Agreement, Tesoro Hawaii, LLC, a Hawaii limited liability company (“TSO Hawaii”). Pursuant to the Purchase Agreement, Buyer will purchase from the Seller (the “Acquisition”) all of the issued and outstanding units representing the membership interests in TSO Hawaii (the “Purchased Units”), and indirectly TSO Hawaii’s wholly owned subsidiary, Smiley’s Super Service, Inc., a Hawaii corporation (the “Acquired Subsidiary”). TSO Hawaii and the Acquired Subsidiary own, operate and use (i) a petroleum refinery located at the Campbell Industrial Park in Kapolei, Hawaii, (ii) certain pipeline assets, floating pipeline mooring equipment, and refined products terminals, and (iii) retail assets selling fuel products and merchandise on the islands of Oahu, Maui and Hawaii.

In connection with the Acquisition, the Issuer has proposed to make a private placement (the “Offering”) of $200,000,000 of shares of Common Stock to the Investors pursuant to an exemption from registration provided in the Securities Act of 1933, as amended (the “Securities Act”). The proceeds of the Offering will be used by the Issuer to fund the Acquisition, to repay indebtedness outstanding and other obligations under the Issuer’s Delayed Draw Term Loan Credit Agreement dated as of August 31, 2012 (as amended, amended and restated, modified, supplemented, extended, renewed, restated or replaced from time to time) and for working capital and general corporation purposes of the Issuer and its subsidiaries. As described in Item 3 above, Holdings has committed $62.3 million for the purchase of 44,829,205 shares of Common Stock in the Offering. The Offering will close upon the satisfaction of certain conditions, including the negotiation, execution and delivery of definitive documentation with respect to the Offering, the consummation of the Acquisition, obtaining all necessary board of directors, stockholder, third party and other approvals of the Offering, and the amendment of certain provisions of the Issuer’s Amended and Restated Certificate of Incorporation, the Warrant Issuance Agreement dated August 31, 2012 (the “Warrant Agreement”) and the Registration Rights Agreement dated August 31, 2012 (the “Registration Rights Agreement”).

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The Reporting Persons currently own, and upon closing of the Offering, expect to own the Common Stock solely for the purpose of investment and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended. Without limiting the foregoing, each Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of its Common Stock (including sales pursuant to the Registration Statement and the terms of the Registration Rights Agreement described in Item 6 hereto), or continue to hold Common Stock (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons, in their capacity as stockholders, may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. As a result, the Reporting Persons may take positions with respect to and seek to have the Nominee Directors influence the decision of the Board regarding the matters discussed above. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there were 151,823,993 shares of Common Stock outstanding on May 3, 2013, based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

Each of Master Fund and General Partner is deemed to be the beneficial owner of 56,359,319 shares of Common Stock, or approximately 36.2% of the issued and outstanding shares of Common Stock as of May 3, 2013, and Master Fund shares voting and dispositive power with General Partner with respect to such shares. The 3,959,328 shares of Common Stock issuable upon exercise of the Warrants held by Holdings are included in the beneficial ownership calculation in the preceding sentence. Holdings shares voting and dispositive power with Master Fund and General Partner with respect to the 3,959,328 shares of Common Stock issuable upon exercise of the Warrants, or approximately 2.5% of the issued and outstanding shares of Common Stock as of May 3, 2013. No other person referenced in Item 2 of the Schedule 13D beneficially owns any shares of Common Stock.

(c) Except as set forth in Item 3 and Item 4 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Commitment Letter described in Items 3 and 4 above, Holdings has committed to invest $62.3 million for the purchase of 44,829,205 shares of Common Stock of the Issuer. Exhibit A to the Commitment Letter sets forth the terms and conditions of the Offering. Pursuant to Exhibit A to the Commitment Letter, as soon as reasonably practicable after the closing of the Offering, but no later than sixty calendar days after such closing, the Issuer will prepare and file a registration statement on Form S-1 for the resale of the shares sold in

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CUSIP No. 69888T108	Page 7 of 8 Pages

the Offering (the “Registration Statement”). The registration rights provided for in Exhibit A to the Commitment Letter will not be more favorable in any material respect than or otherwise inconsistent with the registration rights granted under the Issuer’s Registration Rights Agreement, and the “holders” under such Registration Rights Agreement shall be treated pari passu or with priority with respect to the Investors and have priority over the Investors.

Under Exhibit A to the Commitment Letter, in order to effectuate the intents and purposes of the Commitment Letter, each of the Investors has agreed to vote their shares of Common Stock, if any, in favor of, or otherwise consent to, certain amendments to (i) the Issuer’s Amended and Restated Certificate of Incorporation to increase the amount of authorized shares and to allow the Issuer’s board of directors to approve certain transfers of Common Stock by 5% investors; (ii) the Warrant Agreement, in order to waive the application of anti-dilution rights provided in the Warrant Agreement with respect to the shares issued in the Offering; and (iii) the Registration Rights Agreement in order to waive the application of piggyback registration rights under such agreement with respect to the Registration Statement covering the shares issued in the Offering.

The Commitment Letter contains representations from each Investor as to such Investor’s status as an accredited investor and such Investor’s level of financial sophistication. The Commitment Letter also contains other customary terms and conditions, including provisions regarding payment of fees and expenses in connection with the Offering and indemnification.

The description of the Commitment Letter contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is attached as Exhibit E and incorporated by reference herein.

ITEM 7. Material to be Filed as Exhibits.

Exhibit E: Commitment Letter, dated June 14, 2013

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 27, 2013

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: Chai Trust Company, LLC, its general partner

CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Vice President